UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:	Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”)

This is in continuation with our earlier filings, please find enclosed the copy of the postal ballot notice dated May 18, 2020 along with the explanatory statement (“Notice”) as Exhibit 99.1 being sent to the members for seeking their approval by way of special resolution on the following resolution through postal ballot process:

•

Approval for Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

In accordance with General Circular No. 14/2020 dated April 08, 2020 and General Circular No. 17/2020 dated April 13, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”), the Notice is sent on May 25, 2020 only by email to all the members whose e-mail addresses are registered with the Company or with the depositories/depository participants or with the Company’s Registrar and Transfer Agent i.e., KFin Technologies Private Limited (“KFin”), and whose names appear in the Register of Members / List of Beneficial Owners received from the National Securities Depository Limited and Central Depository Services (India) Limited as on Friday, May 22, 2020, being the cut-off date. A person who is not a member as on the cut-off date should treat the Notice for informational purposes only.

The hard copy of the Notice along with postal ballot form and postage prepaid self-addressed business reply envelope to the members will not be sent to the members in accordance with the requirements specified under the MCA Circulars.

The members whose email IDs are not registered both in physical and demat mode, may temporarily get their email IDs registered with KFin by clicking the link: https://karisma.kfintech.com/emailreg and follow the registration process as guided thereafter. Post successful registration of the email address, the member would get soft copy of the Notice and the procedure for remote e-voting along with the user ID and password to enable remote e-voting for this postal ballot. In case of any queries, members may write to einward.ris@kfintech.com.

The Company has engaged the services of KFin for the purpose of providing remote e-voting facility to all its members. The remote e-voting will commence from Tuesday, May 26, 2020 (9:00 A.M. (IST)) and shall end on Wednesday, June 24, 2020 (5:00 P.M. (IST)). The remote e-voting module shall be disabled by KFin for voting at 5:00 P.M. (IST) on Wednesday, June 24, 2020. The results will be announced within the statutory timelines. The members can vote on resolutions through remote e-voting facility only. Assent or dissent of the members on the resolution mentioned in the Notice would only be taken through the remote e-voting system as per the MCA Circulars.

The Notice is available on the website of the Company i.e., www.vedantalimited.com and KFin’s e-voting website i.e., https://evoting.karvy.com.

Kindly take the above on record.

Exhibit 99.1 : Postal Ballot Notice dated May 18, 2020

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title :	Company Secretary & Compliance Officer